Exhibit 3.1
ARTICLES OF AMENDMENT TO

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

GENESIS PHARMACEUTICALS ENTERPRISES, INC.

Pursuant to Sections 607.1002 and 607.10025 of the Florida Business Corporation Act of the State of Florida (the “Act”), Genesis Pharmaceuticals Enterprises, Inc., a corporation organized and existing under the laws of the State of Florida does hereby certify as follows:

1. The name of the corporation is Genesis Pharmaceuticals Enterprises, Inc. (the “Corporation”):

2. The Amended and Restated Articles of Incorporation of the Corporation is hereby amended by striking out Article IV thereof and by substituting in lieu of said Article the following new Article IV:

“The maximum number of shares of stock that this Corporation shall be authorized to issue and have outstanding at any one time shall be: 22,500,000 shares of Common Stock, $.001 par value per share and 20,000,000 shares of Preferred Stock, par value $.001 per share (the “Preferred Stock”). Series of the Preferred Stock may be created and issued from time to time, with such designations, preferences, conversion rights, cumulative, relative, participating, optional or other rights, including voting rights, qualifications, limitations, restrictions thereof and shall be stated and expressed in the resolution or resolutions providing for the creation and issuance of such series of Preferred Stock as adopted by the Board of Directors pursuant to the authority in this paragraph given.

Each share of the Corporation’s Common Stock, $.001 par value per share (the “Old Common Stock”), issued and outstanding as of the close of business on September 3, 2008 (the “Split Effective Date”), will be automatically reclassified as and converted in 0.025 times the number of shares of Old Common Stock, par value $.001 per share, of the Corporation (the “New Common Stock”). Any stock certificate that, immediately prior to the Split Effective Date, represented shares of the Old Common Stock will, from and after the Split Effective Date, automatically and without the necessity of presenting the same for exchange, represent the number of shares of New Common Stock as equals the product obtained by multiplying the number of shares of Old Common Stock represented by such certificate.”

3. The amendment to Article IV of the Amended and Restated Articles of Incorporation was adopted by the board of directors of the Corporation on July 27, 2008.

4. The amendment to Article IV of the Amended and Restated Articles of Incorporation was approved without shareholder action pursuant to 607.10025(2) of the Act and shareholder action was not required.

5. The amendment to the Amended and Restated Articles of Incorporation of the Corporation herein certified was duly adopted, pursuant to the provisions of Section 607.1002 of the Act, by at least a majority of the directors who have been elected and qualified.

6. The Amended and Restated Articles of Incorporation of the Corporation does not adversely affect the rights or preferences of the holders of any of the Corporation’s outstanding shares of any class or series and does not result in the percentage of authorized shares that remain unissued after the reverse stock split exceeding the percentage of authorized shares that were unissued before the reverse stock split.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its Chief Executive Officer on this 27 day of August, 2008.

GENESIS PHARMACEUTICALS ENTERPRISES, INC.

By:	/s/ Cao Wubo
Name: Cao Wubo Title: Chief Executive Officer